Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO PARTICIPATE AT 18TH ANNUAL

NEEDHAM TECHNOLOGY & MEDIA CONFERENCE ON MAY 18

SEATTLE, WASHINGTON – MAY 15, 2023 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that Chief Financial Officer, Joe Sigrist, will present at the 18th Annual Needham Technology & Media Conference at 12:45 p.m. ET on Thursday, May 18, 2023. Mr. Sigrist will also host virtual one-on-one and group meetings with institutional investors that day.

A live webcast of the presentation will be available on the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. A replay of the webcast will be available for 90 days following the live event at ir.doubledowninteractive.com.

If you have questions about DoubleDown or are interested in conducting a conference call or meeting with management, please contact the company’s investor relations firm, JCIR, at (212) 835-8500 or via email at ddi@jcir.com.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com